Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Fax)

www.drinkerbiddle.com

January 17, 2020

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Grzeskiewicz

RE:	Northern Institutional Funds (the “Trust” or “Registrant”)

Post-Effective Amendment No. 97 to Registration Statement on Form

N-1A (File Nos. 2-80543 and 811-03605)

Dear Mr. Grzeskiewicz:

The following responds to the comments we received from you on January 10, 2020, Tony Burak on January 16, 2020 and Samantha Brutlag on December 30, 2019, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 to reflect changes to the principal investment strategies of the U.S. Government Select Portfolio (the “Portfolio”). Changes discussed below will be reflected in a 497 filing to be filed on or about January 22, 2020.

1.     Comment:    Please address whether the expense reimbursement arrangement for the Portfolio will extend for a full year from the effective date of the Post-Effective Amendment.

Response:    The Registrant confirms that the expense reimbursement arrangement for the Portfolio will continue until at least January 22, 2021, unless terminated by the Board of Trustees of the Trust, which will be reflected in the 497 filing.

2.     Comment:    The “Principal Investment Strategies” section states that, “Subject to the foregoing 99.5% investment strategy requirement, under normal circumstances, the Portfolio will seek to invest at least 50% of its net assets in the following security types that pay interest that generally is exempt from state income taxation:

•	U.S. Treasury bills;

•	U.S. Treasury notes;

•	U.S. Treasury STRIPS;

•	Federal Home Loan Bank (FHLB);

•	Federal Farm Credit Bank (FFCB); and

•	Tennessee Valley Authority.”

The Staff notes that the FHLB, FFCB and Tennessee Valley Authority are not security “types.” Please revise the disclosure accordingly.

Response:    The disclosure has been revised as follows:

“Subject to the foregoing 99.5% investment strategy requirement, under normal circumstances, the Portfolio will seek to invest at least 50% of its net assets in the following securities that pay interest that generally is exempt from state income taxation:

•	U.S. Treasury bills;

•	U.S. Treasury notes;

•	U.S. Treasury STRIPS;

•	securities issued by the Federal Home Loan Bank (FHLB);

•	securities issued by the Federal Farm Credit Bank (FFCB); and

•	securities issued by the Tennessee Valley Authority.”

We believe that this letter responds to your comments. Please feel free to call me at 312-569-1167 if you have any questions regarding the foregoing.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Jose J. Del Real, Esq.

Diana E. McCarthy